		Exhibit B

TNP ENTERPRISES, INC. AND SUBSIDIARIES
Financial Data Schedule
For the Period Ending December 31, 2001
(Amounts in Thousands)

Item No.	Caption Heading	Amount

1	Total Assets	$ 1,264,814

2	Total Operating Revenues	658,914

3	Net Income	8,990